 Exhibit 99.1

First Mining Announces Voting Results from 2025 AGM

VANCOUVER, BC, June 11, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the voting results from the Company's annual general meeting of shareholders held in Vancouver on June 11, 2025 (the "2025 AGM").

A total of 340,727,880 common shares of First Mining were represented at the 2025 AGM, representing 31.45% of the Company's outstanding common shares as at the record date of April 23, 2025. Shareholders voted in favour of all matters brought before the meeting. All five director nominees were elected as follows:

Election of Directors

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	231,357,329	93.72%	15,495,894	6.28%
Raymond Polman	229,972,920	92.16%	16,880,303	6.84%
Daniel W. Wilton	244,450,882	99.03%	2,402,341	0.97%
Richard Lock	242,690,681	98.31%	4,162,542	1.69%
Leanne Hall	240,727,271	97.52%	6,125,952	2.48%

Appointment of Auditor

Outcome of the Vote	Votes For	% For	Votes Withheld	% Withheld
Carried	316,871,605	98.65%	4,345,828	1.35%

Approval of Unallocated Entitlements under Amendment and Restated Share-Based Compensation Plan

Outcome of the Vote	Votes For	% For	Votes Against	% Against
Carried	211,951,905	93.23%	15,390,872	6.77%

Detailed voting results for the meeting are available on SEDAR+ at www.sedarplus.ca.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827, Email: info@firstmininggold.com; Paul Morris, Director, Investor Relations, Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 16:30e 11-JUN-25